Exhibit 99.2

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Pacific Drilling S.A.
Société anonyme

Registered Office: 8-10, Avenue de la Gare, L-1610 Luxembourg

R.C.S. Luxembourg B 159.658

Dear Shareholders:

The Board of Directors (the Board) of Pacific Drilling S.A. (the Company) hereby provides notice that an Extraordinary General Meeting of Shareholders of the Company (the EGM) will be held in Luxembourg on October 25, 2018 at 10:00 a.m. Central European Time with the following agenda:

AGENDA

1.

Acknowledgment of receipt of the special report of the board of directors of the Company (the “Report”), pursuant to article 420-26 (5) of the law of August 10, 1915 on commercial companies, as amended (the “Law”) authorizing the Board of the Company to: (i) withdraw or limit the preferential subscription right of the shareholders of the Company when increasing the Company’s share capital pursuant to the Company’s authorized capital in one or several issues with or without issue premium by contribution in kind or cash; and (ii) proceed to such issues without reserving to the shareholders a preferential right to subscribe to the capital being issued and resolving to approve the Report;

2.

Amendment of the existing authorized share capital of the Company for a period of five (5) years to increase the authorized share capital of the Company by an amount of seven billion four hundred fifty million United States Dollars (USD 7,450,000,000) from the current amount of fifty million United States Dollars (USD 50,000,000) to the amount of seven billion five hundred million United States Dollars (USD 7,500,000,000), and to expand, for the avoidance of doubt, the purpose of using the authorized capital from a capital increase to explicitly include, without limitation, shares issued under any equity rights offering, private placements or backstop fees;

3.	Amendment of articles 5.3 and 5.4 of the articles of association of the Company, which will henceforth read, as follows:

“5.3.The Board is authorized, for a period of five (5) years from October 25, 2018 without prejudice to any renewals, to:

(i)

increase the current share capital once or more up to seven billion five hundred million United States Dollars (USD 7,500,000,000) (such amount including the current share capital of the Company) by the issue of new shares having the same rights as the existing shares, or without any such issue;

(ii)	determine the conditions of any such capital increase including through contributions in cash or in kind, by the incorporation of reserves, issue/share premiums or retained earnings, with or without issue of new shares to current shareholders or third parties (non-shareholders) or following the issue of any instrument convertible into shares or any other instrument carrying an entitlement to, or the right to subscribe for, shares;

(iii)	limit or withdraw the shareholders’ preferential subscription rights to the new shares, if any, and determine the persons who are authorized to subscribe to the new shares; and

(iv)	record each share capital increase by way of a notarial deed and amend the share register accordingly.

5.4. Within the limits of article 5.3 of the Articles, the Board is expressly authorized to increase the Company’s share capital by incorporation of reserves, in cash or in kind, issue /share premiums or retained earnings and to issue the additional shares resulting from such capital increase, without limitation, to a beneficiary under any stock incentive plan as agreed by the Company, and under any equity rights offering, private placements or backstop fees.”

4.	Amendment of the rules regarding the convening notices of the shareholders’ meetings of the Company in line with the article 450-9 of the Law;

5.	Amendment of the article 11.2 (ii) of the articles of association of the Company, which will henceforth read, as follows:

“11.2. (ii) The notices for any ordinary General Meeting or extraordinary General Meeting shall contain the agenda, the hour and the place of the meeting and shall be sent to the registered shareholders at least eight (8) days before the General Meeting, without prejudice to other means of communication which need to be accepted on an individual basis by their addresses and to warrant notification.”

Luxembourg, October 9, 2018

/s/Paul T. Reese
Paul T. Reese

Chief Executive Officer

Notes :

1.

The Board has fixed the close of business on September 28, 2018 as the record date for the determination of the shareholders entitled to vote at the extraordinary general meeting or any adjournment thereof.

2.

At the EGM, provided a quorum of the holders of at least one-half of the share capital is represented, proposed resolutions shall be adopted by at least two-thirds of the votes cast. Each share is entitled to one vote.

3.

No shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company, to reach the Registered Office by not later than five (5) business days before the time for holding the meeting. A shareholder may grant a written proxy or power of attorney to another person, shareholder or otherwise, in order to be represented at the meeting.

YOUR VOTE IS IMPORTANT.  PLEASE VOTE YOUR SHARES PROMPTLY.

IF YOU ARE A SHAREHOLDER REGISTERED IN THE UNITED STATES, TO VOTE YOUR SHARES YOU CAN (1) USE THE INTERNET AS DESCRIBED ON YOUR PROXY CARD; (2) CALL THE TOLL-FREE TELEPHONE NUMBER AS DESCRIBED ON YOUR PROXY CARD; OR (3) COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

INFORMATION CONCERNING SOLICITATION AND VOTING

FOR THE

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

PACIFIC DRILLING S.A.

COMPANY PROPOSALS

PROPOSAL 1 –APPROVAL

The Board has drawn-up a special report of the board of directors of the Company (the “Report”) for the attention of the shareholders, pursuant to article 420-26 (5) of the law of August 10, 1915 on commercial companies, as amended (the “Law”) in order to seek their authorization as to: (i) withdraw or limit the preferential subscription right of the shareholders of the Company when increasing the Company’s share capital pursuant to the Company’s authorized capital in one or several issues with or without issue premium by contribution in kind or cash; and (ii) proceed to such issues without reserving to the shareholders a preferential right to subscribe to the capital being issued.

The Board recommends that the shareholders acknowledge the content of the Report and approve it as to authorize the Board to withdraw or limit the preferential subscription right of the shareholders of the Company when increasing the Company’s share capital and to issue shares pursuant to the Company’s authorized capital.

PROPOSAL 2 – APPROVAL

The Board has considered the articles 5.3 and 5.4. of the articles of association of the Company, which states that the current authorized share capital is fixed at fifty million United States dollars (USD 50,000,000), and specifically authorizes the Board to issue shares resulting from such capital increases to beneficiaries under any stock incentive plan as agreed by the Company. To allow an adequate limit of authorized capital enabling the Company to emerge out of Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York substantially on the terms of the Modified Third Amended Joint Plan of Reorganization of Debtors dated September 27, 2018 (as may be further amended and supplemented, the “Plan”), the Company should benefit from an authorized capital of an amount of seven billion five hundred million United States Dollars (USD 7,500,000,000) and the purpose of using the authorized capital in accordance with the aforementioned Plan should be expanded as to include without limitation, shares issued under any equity rights offering, private placements or backstop fees.

The Board recommends that the shareholders approve the amendment of the existing authorized share capital of the Company for a period of five (5) years  to increase the  authorized share capital of the Company by an amount of seven billion four hundred fifty million United States Dollars (USD 7,450,000,000) from  the current amount of fifty million United States Dollars (USD 50,000,000) to the amount of seven billion five hundred million United States Dollars (USD 7,500,000,000), and to expand, for the avoidance of doubt, the purpose of using the authorized capital from a capital increase to explicitly include, without limitation, shares issued under any equity rights offering, private placements or backstop fees.

PROPOSAL 3 – APPROVAL

The Board has considered that the convening notice rules of the shareholders´ meetings pursuant to the existing articles of association are long-lasting, therefore the convening rules should be simplified in line with article 450-9 of the Law.

The Board recommends that the shareholders approve the amendment of the convening rules of the general shareholders’ meetings and to reduce them from two separate 8 days publication with RESA to one convening notice of 8 days to be addressed to each shareholder.

PROPOSAL 4 –AMENDMENTS TO ARTICLES OF ASSOCIATION

The Board has considered the amendments to the articles of association of the Company to reflect the aforementioned resolutions.

The Board recommends that the shareholders approve the amendment of (i) article 5.3; (ii) article 5.4 3; and (iii) article 11.2 (ii) of the Articles to read as follows:

5.3.The Board is authorized, for a period of five (5) years from October 25, 2018 without prejudice to any renewals, to:

(i)

increase the current share capital once or more up to seven billion five hundred million United States Dollars (USD 7,500,000,000) (such amount including the current share capital of the Company) by the issue of new shares having the same rights as the existing shares, or without any such issue;

(ii)

determine the conditions of any such capital increase including through contributions in cash or in kind, by the incorporation of reserves, issue/share premiums or retained earnings, with or without issue of new shares to current shareholders or third parties (non-shareholders) or following the issue of any instrument convertible into shares or any other instrument carrying an entitlement to, or the right to subscribe for, shares;

(iii)	limit or withdraw the shareholders’ preferential subscription rights to the new shares, if any, and determine the persons who are authorized to subscribe to the new shares; and
(iv)	record each share capital increase by way of a notarial deed and amend the share register accordingly.

4.4.

Within the limits of article 5.3 of the Articles, the Board is expressly authorized to increase the Company’s share capital by incorporation of reserves, in cash or in kind, issue /share premiums or retained earnings and to issue the additional shares resulting from such capital increase, without limitation, to a beneficiary under any stock incentive plan as agreed by the Company, and under any equity rights offering, private placements or backstop fees.”

11.2. (ii) The notices for any ordinary General Meeting or extraordinary General Meeting shall contain the agenda, the hour and the place of the meeting and shall be sent to the registered shareholders at least eight (8) days before the General Meeting, without prejudice to other means of communication which need to be accepted on an individual basis by their addresses and to warrant notification.”

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the extraordinary general meeting other than that stated in this notice of extraordinary general meeting.

Pacific Drilling S.A.

Société Anonyme

Registered office: 8-10, avenue de la Gare, L-1610 Luxembourg

RCS Luxembourg: B 159.658

(the “Company”)

Special report of the board of directors of the Company for the purpose of article 420-26 (5) of the Luxembourg law on commercial companies of August 10, 1915, as amended (the “Law”)

Dear Shareholders,

In accordance with our management duties and obligations and in our capacity as directors of the Company (the “Board”), pursuant to article 420-26 (5) of the Law, we submit to you this report pertaining to an amendment of the authorized share capital to be presented to you for approval at the forthcoming extraordinary general meeting of the shareholders of the Company (the “Shareholders”).

WHEREAS, the Company intends to emerge from bankruptcy under Chapter 11 of Title 11 of the United States Code on substantially the terms of the Modified Third Amended Joint Plan of Reorganization of Debtors dated September 27, 2018 (the “Plan”).

WHEREAS, the Plan requires the Company to have an adequate limit of authorized capital of an amount of seven billion five hundred million United States Dollars (USD 7,500,000,000) whereby the Board may need to increase the Company’s share capital and issue additional shares of the Company for the purpose of, among others: (i) equitization of existing claims, (ii) raising funds for the Company pursuant to a private placement and equity rights offering (the “Equity Transactions”), (iii) commitment fees payable in connection with the obligations of certain parties to purchase new equity offered and not sold in the Equity Transactions (“Commitment Fees”), and (iv) implementing or execution a stock incentive plan.

The examples referred to above are not intended to be and shall not be construed as being restrictive or limitative. They are included only as examples of certain transactions under the Plan for which the Company will need to increase its share capital and issue additional shares.

WHEREAS, the current authorized share capital of the Company is set at fifty million United States Dollars (USD 50,000,000) and the authorized share capital needs to be increased at least to reach the limit set above.

WHEREAS, article 420-23 of the Law provides that an increase of capital must be carried out by means of a decision of an extraordinary general meeting of the Shareholders held in front of a notary. As the Company wishes to have flexibility to issue shares in accordance with the Plan (such as pursuant to the Equity Transactions or to those entitled to receive shares pursuant to a stock incentive plan and to issue such shares without delay when it decides to do so, the Board wishes to be authorized to increase the share capital of the Company and to use the authorized capital within the limits of the authorized share capital (as increased), to be amended as described herein for a five (5) year period and to limit or withdraw the preferential subscription right of the Shareholders.

Accordingly, the Board recommended that the Shareholders authorize the Board to cause the Company to issue new shares, within the limits of the authorized capital of the Company (as and if increased as described herein) and authorize the Board to limit or withdraw the preferential subscription rights that may exist in favor of any existing Shareholders in relation to the new shares to be issued in application of the above-mentioned authorized share capital.

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WHEREAS, it is reported also by the Board that it is contemplated that the shares issued pursuant to Equity Transactions will be issued at a price which shall be at least at a price of USD 0.01 per share, in accordance with the Plan, with or without share premium, and shall take into account the fair market value of the Company as determined by the Board at the date of issuance depending in all cases on the corporate interest of the Company at the date of issuance and the terms of the stock incentive plan, Equity Transactions, or the Commitment Fees, as the case may be.

Given the above, the Board kindly asks you to vote in favor of the following items:

-

the authorization of the board of directors of the Company to (i) withdraw or limit the preferential subscription right of the Shareholders when increasing the Company’s share capital pursuant to the Company’s authorized capital in one or several issues with or without issue premium by contribution in kind or cash and (ii) proceed to such issues without reserving to the Shareholders a preferential right to subscribe to the capital being issued;

-

the amendment of the existing authorized share capital of the Company for a period of five (5) years to increase the authorized share capital of the Company by an amount of seven billion four hundred fifty million United States Dollars (USD 7,450,000,000) from the current amount of fifty million United States Dollars (USD 50,000,000) to the amount of seven billion five hundred million United States Dollars (USD 7,500,000,000), and to expand, for the avoidance of doubt, the purpose of using the authorized capital from a capital increase to explicitly include, without limitation, shares issued under any equity rights offering, private placements or backstop fees;

-	the amendment of the articles 5.3 and 5.4 of the articles of association of the Company to henceforth read, as follows:

5.3.The Board is authorized, for a period of five (5) years from October 25, 2018,  without prejudice to any renewals, to:

(i)

increase the current share capital once or more up to seven billion five hundred million United States Dollars (USD 7,500,000,000) (such amount including the current share capital of the Company) by the issue of new shares having the same rights as the existing shares, or without any such issue;

(ii)

determine the conditions of any such capital increase including through contributions in cash or in kind, by the incorporation of reserves, issue/share premiums or retained earnings, with or without issue of new shares to current shareholders or third parties (non-shareholders) or following the issue of any instrument convertible into shares or any other instrument carrying an entitlement to, or the right to subscribe for, shares;

(iii)	limit or withdraw the shareholders’ preferential subscription rights to the new shares, if any, and determine the persons who are authorized to subscribe to the new shares; and
(iv)	record each share capital increase by way of a notarial deed and amend the share register accordingly.

5.4.Within the limits of article 5.3 of the Articles, the Board is expressly authorized to increase the Company’s share capital by incorporation of reserves, in cash or in kind, issue or share premiums or retained earnings and to issue the additional shares resulting from such capital increase, without limitation to a

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beneficiary under any stock incentive plan as agreed by the Company, and under any equity rights offering, private placements or backstop fees. ; and

-

the authorization to the Board in order to record the changes of the issued share capital following any increase in share capital within the limits of the authorized share capital and to delegate to any duly authorized person the duties of accepting subscriptions and receiving payments for shares.

Luxembourg, October 9, 2018

/s/ N. Scott Fine__

N. Scott Fine

Director

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